UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Information to be Included in Statements Filed
Pursuant to Rule 13d-1(b), (c) and (d) and Amendments thereto
Filed Pursuant to Rule 13d-2(b)

(Amendment No. 3)*

Arbinet-thexchange, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

03875p100
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

           * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

           The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 18 pages

SCHEDULE 13G
Issuer: Arbinet-thexchange, Inc.	CUSIP No.: 038715p100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

J.P. Morgan Partners (23A), L.P. (f/k/a J.P. Morgan Partners (23A SBIC), L.P.)
13-3986302

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)
SEC Use
3.	Only
Citizenship or Place of
4.	Organization		Delaware
Sole Voting
	5.	Power	-0-
Number of Shares		Shared Voting
Beneficially	6.	Power
Owned by Each		Sole Dispositive
Reporting Person	7.	Power	-0-
With:		Shared Dispositive
	8.	Power
Aggregate Amount Beneficially Owned by Each
9.	Reporting Person		-0-
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
10.	(See Instructions)
Percent of Class Represented by Amount in
11.	Row (9)		0%

12.	Type of Reporting Person (See Instructions)		PN

Page 2 of 18 pages

SCHEDULE 13G
Issuer: Arbinet-thexchange, Inc.	CUSIP No.: 038715p100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

J.P. Morgan Investment, LLC (f/k/a J.P. Morgan SBIC, LLC)
13-4133600

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)

(b)
SEC Use
3.	Only
Citizenship or Place of
4.	Organization		Delaware
Sole Voting
	5.	Power	-0-
Number of Shares		Shared Voting
Beneficially	6.	Power
Owned by Each		Sole Dispositive
Reporting Person	7.	Power	-0-
With:		Shared Dispositive
	8.	Power
Aggregate Amount Beneficially Owned by Each
9.	Reporting Person		-0-
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
10.	(See Instructions)
Percent of Class Represented by Amount in
11.	Row (9)		0%

12.	Type of Reporting Person (See Instructions)		CO

Page 3of 18 pages

SCHEDULE 13G
Issuer: Arbinet-thexchange, Inc.	CUSIP No.: 038715p100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Sixty Wall Street Investment Fund, L.P. (f/k/a Sixty Wall Street SBIC Fund, L.P.)
13-3804114

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)

(b)
SEC Use
3.	Only
Citizenship or Place of
4.	Organization		Delaware
Sole Voting
	5.	Power	-0-
Number of Shares		Shared Voting
Beneficially	6.	Power
Owned by Each		Sole Dispositive
Reporting Person	7.	Power	-0-
With:		Shared Dispositive
	8.	Power
Aggregate Amount Beneficially Owned by Each
9.	Reporting Person		-0-
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
10.	(See Instructions)
Percent of Class Represented by Amount in
11.	Row (9)		0%

12.	Type of Reporting Person (See Instructions)		PN

Page 4 of 18 pages

SCHEDULE 13G
Issuer: Arbinet-thexchange, Inc.	CUSIP No.: 038715p100

Item 1.
	(a)	Name of Issuer:
Arbinet-thexchange, Inc.

Address of Issuer’s Principal Executive Offices:
120 Albany Street, Tower II, Suite 450
New Brunswick, N.J. 08901
Item 2.
	(a)	Name of Person Filing:

J.P. Morgan Partners (23A), L.P. (f/k/a J.P. Morgan Partners (23A SBIC), L.P.) (“JPMP 23A”)

J.P. Morgan Investment, LLC (f/k/a J.P. Morgan SBIC, LLC) (“Morgan LLC”)

Sixty Wall Street Investment Fund, L.P. (f/k/a Sixty Wall Street SBIC Fund, L.P.) (“Sixty WSF”)

information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

	(b)	Address of Principal Business Office or, if none, Residence:

270 Park Avenue
New York, New York 10017

	(c)	Citizenship:

Delaware

	(d)	Title of Class of Securities (of Issuer):

Common Stock

	(e)	CUSIP Number:

038715p100

Item 3.	If this statement is filed pursuant to § § 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

JPMP 23A : 0

Morgan LLC: 0

Sixty WSF : 0

Page 5 of 18 pages

SCHEDULE 13G
Issuer: Arbinet-thexchange, Inc.	CUSIP No.: 038715p100

(b) Percent of Class:

JPMP 23A: 0%

Morgan LLC: 0%

Sixty WSF : 0%

(c) Number of shares as to which such person has:

(i) JPMP 23A: 0
Morgan LLC: 0
Sixty WSF : 0

(ii) Not applicable

(iii) JPMP 23A: 0
Morgan LLC: 0
Sixty WSF: 0

(iv) Not applicable

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Page 6 of 18 pages

SCHEDULE 13G
Issuer: Arbinet-thexchange, Inc.	CUSIP No.: 038715p100

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008

J.P. MORGAN PARTNERS (23A), L.P (f/k/a J.P. Morgan Partners
(23A SBIC), L.P.)

By: J.P. Morgan Partners (23A Manager), Inc.,
Its General Partner

By: /c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN INVESTMENT, LLC (f/k/a J.P. Morgan SBIC, LLC)

By: /c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

SIXTY WALL STREET INVESTMENT FUND, L.P.
(f/k/a Sixty Wall Street SBIC Fund, L.P.)

By: Sixty Wall Street GP Corporation, as general partner

By: /c/John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

Page 7 of 18 pages

SCHEDULE 13G
Issuer: Arbinet-thexchange, Inc.	CUSIP No.: 038715p100

EXHIBIT 2(a)

This statement is being filed by J.P. Morgan Partners (23A), L.P., a Delaware limited partnership (hereinafter referred to as “JPMP (23A)”) whose principal business is located at 270 Park Avenue, New York, NY 10017. JPMP (23A) is engaged in the venture capital and leveraged buyout business. The General Partner of JPMP (23A) is J.P. Morgan Partners (23A Manager), Inc., a Delaware corporation (hereinafter referred to as “JPMP (23A Manager)”), whose principal business office is located at the same address as JPMP (23A). JPMP (23A Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employment of each executive officer and director of JPMP (23A Manager). As general partner of JPMP (23A), JPMP (23A Manager) may be deemed to beneficially own the shares held by JPMP (23A).

This Statement is also being filed by (i) J.P. Morgan Investment LLC, a Delaware limited liability company (hereinafter referred to as “Morgan LLC”), whose principal office is located at the same address as JPMP (23A) and (ii) Sixty Wall Street Investment Fund, L.P., a Delaware limited partnership (hereinafter referred to as “Sixty WSF”), whose principal office is located at the same address as JPMP (23A).

Morgan LLC is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business address and employments of each executive officer and director of Morgan LLC. Morgan LLC is a wholly-owned subsidiary of J.P. Morgan Investment Holdings, LLC, a Delaware limited liability company (hereinafter referred to as “Holdings LLC”), whose principal business office is located at the same address as JPMP (23A). Holdings LLC is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses and employments of each executive officer and director of Holdings LLC. Holdings LLC is wholly owned by J.P. Morgan Capital, L.P., a Delaware limited partnership (hereinafter referred to as “J.P. Morgan Capital”).

J.P. Morgan Capital is also engaged in the venture capital and leveraged buyout business. The general partner of J.P. Morgan Capital is J.P. Morgan Capital Management Company, L.P., a Delaware limited partnership (hereinafter referred to as “Capital Management”), whose principal business office is located at the same address as J.P. Morgan Capital. Capital Management is also engaged in the venture capital and leveraged buyout business. The general partner of Capital Management is J.P. Morgan Capital Management Company, L.L.C., a Delaware limited liability company (hereinafter referred to as “Capital Management Co.”), whose principal business office is located at the same address as J.P. Morgan Capital. Capital Management Co. is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule D hereto and incorporated herein by reference are the names, business addresses and employments of each executive officer and director of Capital Management Co.

Sixty WSF is also engaged in the venture capital and leveraged buyout business and is a wholly owned subsidiary of Sixty Wall Street Fund, L.P. (“Sixty Wall Fund”). Sixty WSF co-invests with J.P. Morgan Capital and its subsidiaries. The general partner of Sixty WSF is Sixty Wall Street GP Corporation, a Delaware corporation, whose principal business address is located at the same address as JPMP (23A) (hereinafter referred to as “Sixty Wall Corp.”). Sixty Wall Corp. is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule E hereto and incorporated herein by references are the names, business addresses, principal occupations and employments of each executive officer and director of Sixty Wall Corp. As the general partner of Sixty WSF, Sixty Wall Corp. may be deemed to beneficially own the shares held by Sixty WSF. Sixty Wall Corp. is wholly owned by Sixty Wall Fund.

Sixty Wall Fund is also engaged in the venture capital and leveraged buyout business and is owned principally by former employees of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as “JPMorgan

Page 8 of 18 pages

SCHEDULE 13G
Issuer: Arbinet-thexchange, Inc.	CUSIP No.: 038715p100

Chase “) and its direct and indirect subsidiaries. Sixty Wall Fund co-invests with J.P. Morgan Capital and its subsidiaries. The general partner of Sixty Wall Fund is Sixty Wall Street Management Company, L.P., a Delaware limited partnership, whose principal business address is located at the same address as Sixty Wall Fund (hereinafter referred to as “Management Company”). Management Company is also engaged in the venture capital and leveraged buyout business. As the general partner of Sixty Wall, Management Company may be deemed to beneficially own the shares of Sixty Wall Fund. Sixty Wall Street Management Company, L.L.C., a Delaware limited liability company (hereinafter referred to as “Management LLC”) is the general partner of Management Company whose principal business address is located a the same address as Sixty Wall Fund. As the general partner of Management Company, Management LLC may be deemed to beneficially own the shares held by Sixty Wall Fund. Management L.L.C. is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule G hereto and incorporated herein by reference are the names, business addresses and employments of each executive officer and director of Management LLC.

JPMP (23A Manager) is a wholly owned subsidiary of JP Morgan Chase which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. The sole member of each of Capital Management Co. and Management LLC is J.P. Morgan Investment Partners, L.P., whose general partner is JPMP Capital, LLC, a wholly owned subsidiary of JPMorgan Chase. Set forth in Schedule G hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

Page 9 of 18 pages

SCHEDULE 13G
Issuer: Arbinet-thexchange, Inc.	CUSIP No.: 038715p100

SCHEDULE A

J.P. MORGAN PARTNERS (23A MANAGER), INC.

Executive Officers1

President	Ina R. Drew*
Managing Director	Joseph S. Bonocore*
Managing Director	Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Treasurer	Phillip D. Renshaw -Lewis*
Vice President	William T. Williams Jr*
Vice President and Assistant Secretary	Judah Shechter*
Vice President and Assistant Secretary	Elizabeth De Guzman*

Directors[1]

Ina R. Drew*
John C. Wilmot*

1   Each of whom is a United States citizen except for Ana Capella Gomez-Acebo who is a citizen of Spain.
*    Principal occupation is employee and/or officer of JPMorgan Chase & Co.. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

Page 10 of 18 pages

SCHEDULE 13G
Issuer: Arbinet-thexchange, Inc.	CUSIP No.: 038715p100

SCHEDULE B

J. P. MORGAN INVESTMENT, LLC

Executive Officers1

President	Ina R. Drew*
Managing Director	Joseph S. Bonocore*
Managing Director	Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Treasurer	Phillip D. Renshaw-Lewis*
Vice President	William T. Williams Jr*
Vice President and Assistant Secretary	Judah Shechter*
Vice President and Assistant Secretary	Elizabeth De Guzman*

Directors[1]

Ina R. Drew*
John C. Wilmot*

1    Each of whom is a United States citizen except for Ana Capella Gomez-Acebo who is a citizen of Spain.
*     Principal occupation is employee and/or officer of JPMorgan Chase & Co Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

Page 11 of 18 pages

SCHEDULE 13G
Issuer: Arbinet-thexchange, Inc.	CUSIP No.: 038715p100

SCHEDULE C

J. P. MORGAN INVESTMENT HOLDINGS, LLC

Executive Officers1

President	Ina R. Drew*
Managing Director	Joseph S. Bonocore*
Managing Director	Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Treasurer	Phillip D. Renshaw-Lewis*
Vice President	William T. Williams Jr*
Vice President and Assistant Secretary	Judah Shechter*
Vice President and Assistant Secretary	Elizabeth De Guzman*

Directors[1]

Ina R. Drew*
John C. Wilmot*

1    Each of whom is a United States citizen except for Ana Capella Gomez-Acebo who is a citizen of Spain.
*    Principal occupation is employee and/or officer of JPMorgan Chase & Co Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

Page 12 of 18 pages

SCHEDULE 13G
Issuer: Arbinet-thexchange, Inc.	CUSIP No.: 038715p100

SCHEDULE D

J. P. MORGAN CAPITAL MANAGEMENT COMPANY, L.L.C.

Executive Officers1

President	Ina R. Drew*
Managing Director	Joseph S. Bonocore*
Managing Director	Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Treasurer	Phillip E. Renshaw- Lewis*
Vice President	William T. Williams Jr*
Vice President and Assistant Secretary	Judah Shechter*
Vice President and Assistant Secretary	Elizabeth De Guzman*

Directors[1]

Ina R. Drew*
John C. Wilmot*

1    Each of whom is a United States citizen except for Ana Capella Gomez-Acebo who is a citizen of Spain.
*    Principal occupation is employee and/or officer of JPMorgan Chase & Co Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

Page 13 of 18 pages

SCHEDULE 13G
Issuer: Arbinet-thexchange, Inc.	CUSIP No.: 038715p100

SCHEDULE E

SIXTY WALL STREET GP CORPORATION

Executive Officers1

President	Ina R. Drew*
Managing Director	Joseph S. Bonocore*
Managing Director	Ana Capella Gomez-Acebo*
Managing Director	John C.Wilmot*
Managing Director and Treasurer	Phillip D. Renshaw-Lewis*
Vice President	William T. Williams Jr*
Vice President and Assistant Secretary	Judah Shechter*
Vice President and Assistant Secretary	Elizabeth De Guzman*

Directors[1]

Ina R. Drew*
John C. Wilmot*

1    Each of whom is a United States citizen except for Ana Capella Gomez-Acebo who is a citizen of Spain.
*     Principal occupation is employee and/or officer of JPMorgan Chase & Co Business address is c/o JPMorgan Chase & Co. , 270 Park Avenue, New York, New York 10017.

Page 14 of 18 pages

SCHEDULE 13G
Issuer: Arbinet-thexchange, Inc.	CUSIP No.: 038715p100

SCHEDULE F

SIXTY WALL STREET MANAGEMENT COMPANY, L.L.C.

Executive Officers1

President	Ina R. Drew*
Managing Director	Joseph S. Bonocore*
Managing Director	Ana Capella Gomez-Acebo*
Managing Director	John C.Wilmot*
Managing Director and Treasurer	Phillip D. Renshaw-Lewis*
Vice President	William T. Williams Jr*
Vice President and Assistant Secretary	Judah Shechter*
Vice President and Assistant Secretary	Elizabeth De Guzman*

Directors[1]

Ina R. Drew*
John C. Wilmot*

1	Each of whom is a United States citizen except for Ana Capella Gomez-Acebo who is a citizen of Spain.
*	Principal occupation is employee and/or officer of JPMorgan Chase & Co Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017. 270 Park Avenue, New York, New York 10017.

Page 15 of 18 pages

SCHEDULE 13G
Issuer: Arbinet-thexchange, Inc.	CUSIP No.: 038715p100

SCHEDULE G

JPMORGAN CHASE & CO.

Executive Officers1

President and Chief Executive Officer	James Dimon*
Co-Chief Executive Officer, Investment Bank	Steven D. Black*
Chief Administrative Officer	Frank Bisignano *
Chief Financial Officer	Michael J. Cavanagh*
Director of Human Resources	John F. Bradley*
Chief Investment Officer	Ina R. Drew *
Head, Commercial Banking	Samuel Todd Maclin*
Head, Strategy and Business Development	Jay Mandelbaum*
Chief Executive Officer, Treasury & Securities Services	Heidi Miller*
Head, Retail Financial Services	Charles W. Scharf*
Chief Executive Officer, Card Services	Gordon A. Smith*
Global Head, Asset & Wealth Management	James E. Staley*
Co-Chief Executive Officer, Investment Bank	William T. Winters*
General Counsel	Stephen M. Cutler*
Chief Risk Officer	Barry L. Zubrow*

Page 16 of 18 pages

SCHEDULE 13G
Issuer: Arbinet-thexchange, Inc.	CUSIP No.: 038715p100

Directors[2]

Name	Principal Occupation or Employment;
Business or Residence Address
Crandall C. Bowles	Chairman and Chief Executive Officer
Spring Global US, Inc.
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
Stephen B. Burke	President
Comcast Cable Communications, Inc.
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
James S. Crown	President
Henry Crown and Company
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
David M. Cote	Chairman and Chief Executive Officer
Honeywell International Inc.
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017
James Dimon	Chief Executive Officer
JPMorgan Chase & Co.
270 Park Avenue, 8th Floor
New York, New York 10017-2070
Ellen V. Futter	President and Trustee
American Museum of Natural History
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
William H. Gray, III	Retired President and Chief Executive Officer
The College Fund/UNCF
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
Laban P. Jackson, Jr.	Chairman and Chief Executive Officer
Clear Creek Properties, Inc.
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017

2	Each of whom is a United States citizen.
*	Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

Page 17 of 18 pages

SCHEDULE 13G
Issuer: Arbinet-thexchange, Inc.	CUSIP No.: 038715p100

Name	Principal Occupation or Employment;
Business or Residence Address
Lee R. Raymond	Chairman of the Board and Chief Executive Officer
Exxon Mobil Corporation
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
Robert I. Lipp	Chairman
The St. Paul Travelers Companies, Inc.
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
David C. Novak	Chairman and Chief Executive Officer
Yum! Brands, Inc.
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017
William C. Weldon	Chairman and Chief Executive Officer
Johnson & Johnson
c/o JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017

Page 18 of 18 pages